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April 13, 2023

VIA EDGAR TRANSMISSION

Joshua Gorsky

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Re:	First Light Acquisition Group, Inc.

Registration Statement on Form S-4 filed February 10, 2023

Filed by First Light Acquisition Group, Inc.

File No. 333-269705

Dear Mr. Gorsky:

On behalf of our client, First Light Acquisition Group, Inc., (“FLAG”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 9, 2023, relating to the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on February 10, 2023. In connection with these responses, FLAG is filing, electronically via EDGAR to the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, FLAG has revised the Registration Statement to update certain other disclosures.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amended Registration Statement.

Summary of the Material Terms of the Transactions, page 9

1. Comment: Please revise this section to explain whether the Extension Fees will be repaid to the Sponsor if the Business Combination is completed. To the extent the promissory notes referenced on page 39 were used to pay the Extension Fees, please briefly describe the terms of these notes here, including any associated interest obligations that will be repaid to the Insiders.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 10 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 2

2. Comment: We note your statement that Calidi is developing platforms to improve the efficacy of oncolytic viruses by allowing for greater targeting of tumor cells. Please revise this statement to reflect your disclosure elsewhere in the prospectus that Calidi’s product candidates represent a novel approach to cancer treatment that creates significant challenges and that there is no guarantee that Calidi’s product candidates will obtain marketing approvals.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 10 of the Amended Registration Statement.

3. Comment: Please revise this section, where appropriate, to disclose the net debt target and Calidi’s net debt, as of the most recent practicable date. Please also revise to disclose Calidi’s aggregate amount of indebtedness and whether Calidi’s debtholders have indicated whether they plan to convert their notes and securities into New Calidi Common Stock.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 10-11 of the Amended Registration Statement.

Questions and Answers About the Proposals, page 12

4. Comment: Please include in this section a description of all possible sources of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by Insiders, the Escalation Shares that will be placed in escrow after the Closing and convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 15-18 of the Amended Registration Statement.

Q. Will FLAG attempt to arrange new financing in connection with the Transactions?, page 17

5. Comment: Please revise the response to this question to discuss the Amended and Restated Forward Purchase Agreement with Franklin and to disclose whether Franklin has indicated if it intends to purchase securities pursuant to the agreement.

Securities and Exchange Commission April 13, 2023 Page 3

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 18 of the Amended Registration Statement.

What are the material U.S. federal income tax consequences to the FLAG Stockholders as a result of the Merger?, page 18

6. Comment: We note your disclosure here that the Merger “is intended to qualify as a ‘reorganization’ within the meaning of Section 368(a) of the Code[.]” Please revise your disclosure here and throughout, including in the section beginning on page 160, to more clearly state counsel’s tax opinion regarding the tax consequences of the transaction, to clearly disclose that this is the opinion of tax counsel and to identify counsel. Please file an opinion of counsel supporting such conclusion. Refer to Item 601(b)(8) of Regulation S-K. See also Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, counsel’s tax opinion will be filed as Exhibit 8.1 and FLAG has also revised the disclosure on pages 174-179 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Registration Rights Agreement, page 33

7. Comment: Please revise here and throughout to disclose how many shares will be covered by the Registration Rights Agreement.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 34 and 147 of the Amended Registration Statement.

Voting and Lock-Up Agreement, page 33

8. Comment: Please revise here and elsewhere in the prospectus, where appropriate, to disclose how many shares in the combined company will be subject to lock-up agreements.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 34 and 147 of the Amended Registration Statement.

Interests of Certain Persons in the Business Combination, page 39

9. Comment: Please revise your disclosure here, in the risk factor on page 106 and on page 157 to quantify the aggregate dollar amount that the Sponsor and its affiliates have at risk that depends on completion of the Business Combination. Include the current value of securities held, loans extended, fees due and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 42 and 165 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 4

10. Comment: Please clarify here and on page 157 if the Sponsor and its affiliates can earn a positive rate of return on their investment, even if other FLAG shareholders experience a negative rate of return in the combined company.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 41 and 165 of the Amended Registration Statement.

11. Comment: Please revise here and on page 157 to disclose the amount of interest that is owed by FLAG to the Sponsor and its affiliates, including the Insiders, pursuant to the promissory notes. Please also describe the negotiations among FLAG and the Insiders that led to FLAG agreeing to pay interest at a per annum rate of 50% to 100% of the loan amount. In your revisions, please describe why FLAG’s board of directors did not seek financing from other sources.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 42 and 165 of the Amended Registration Statement.

Sources and Uses of Funds for the Transactions, page 42

12. Comment: We note that you have assumed $12,000,000 of transaction expenses. Please revise this section to provide a list of these transaction expenses and assumed amounts.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 47 and 168 of the Amended Registration Statement.

Risk Factors

Our product candidates are based on a novel approach to the treatment of cancer…, page 55

13. Comment: Please revise here and in the section titled “Our Product Candidates” that begins on page 202 to explain how the design and conduct of Calidi’s clinical trials differ from the design and conduct of previously conducted clinical trials in this area.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 58 and 216-217 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 5

Risks Related to FLAG and the Business Combination, page 105

14. Comment: Disclose the material risks to unaffiliated investors presented by taking Calidi public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 112-113 of the Amended Registration Statement.

Background of the Business Combination, page 142

15. Comment: Please disclose how many of the 58 potential targets that FLAG management contacted to discuss a potential business combination transaction conducted business in the same industry as Calidi.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 149 of the Amended Registration Statement.

16. Comment: Please revise this section, where appropriate, to disclose why Calidi and EDOC Acquisition Corp. did not consummate their previously-announced transaction.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 149 of the Amended Registration Statement.

17. Comment: We note your disclosure that FLAG management proposed a pro forma combined equity value of $300 million and that this value was determined by considering the merger consideration contemplated in the Previous Transaction and applying a discount to reflect the downturn in the biotechnology sector and capital markets since the announcement of the Previous Transaction. Please revise your disclosure to describe the merger consideration from the previous transaction, the amount that management determined was an appropriate discount and how that discount was determined. Please also revise to disclose the methodology used by FLAG to determine that a pre-money valuation range of Calidi of $300 to $350 million was reasonable, as contemplated in the term sheet.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 150 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 6

18. Comment: We note your disclosure that FLAG management engaged a third party consulting firm to assist with technical diligence of Calidi’s technology and platform. Please disclose the name of that third party and whether the FLAG Board relied on any report provided by this third party.

Response: In response to the Staff’s comment, we note that the name of the third party is L.E.K. Consulting (“LEK”). FLAG respectfully advises the Staff that the due diligence conducted by LEK was one part of FLAG’s broader due diligence review of Calidi. LEK reviewed certain aspects of Calidi’s business and the oncolytic virus market in order to obtain a better understanding of Calidi’s business and the industry. LEK’s findings were reviewed with the FLAG Board.

LEK made no recommendations regarding (i) the value of Calidi, (ii) whether or not FLAG should proceed with the business combination, or (iii) the fairness of the business combination. Furthermore, LEK was not informed of the terms of the merger agreement entered into in connection with the business combination. In its consideration, evaluation and approval of the potential business combination between FLAG and Calidi, the FLAG Board did not rely on any “report” provided by LEK within the meaning of Item 1015(b) of Regulation M-A. We do not believe that any additional disclosure is required in this regard.

19. Comment: We note your disclosure that a valuation firm informed FLAG’s management of its view that the equity value range for Calidi was $200 to $250 million. We further note that the parties agreed upon an initial valuation of $250 million along with 18 million potential earnout shares, which appears to exceed the equity value range presented by the valuation firm. Please revise your disclosure to disclose why FLAG agreed to a valuation of Calidi that appears to exceed the upper end of the valuation range calculated by FLAG’s valuation firm.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 153 of the Amended Registration Statement.

FLAG’s Board of Directors’ Reasons for Approval of the Business Combination, page 150

20. Comment: We note your disclosure that the Phase 1 clinical trial for CLD-101 “established proof-of-concept and safety of CLD-101[.]” Similarly, we note your disclosure in the section entitled “Business of Calidi Biotherapeutics” that Calidi’s product platform leads “to a potential improvement in the efficacy of oncolytic viruses[,]” “efficient induction of local anti-tumor immune response[,]” “higher therapeutic efficacy” and “efficient cell-based delivery[.]” Please revise these and similar statements throughout your registration statement, including in the first two paragraphs on page 272, to remove any claims of safety or efficacy, as safety and efficacy determinations are in the exclusive purview of the FDA or other regulators.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 10, 13, 28, 157, 214-215, 217-219, 222-223 and 292 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 7

Selected Public Company Analysis, page 155

21. Comment: We note that in its selected public company analysis, Benchmark utilized a metric called “expected probability of success” to calculate comparable companies’ enterprise values. We also note that some of the comparable companies chosen appear to have multiple assets in clinical development. Please revise your disclosure to explain why Benchmark deemed these companies to be comparable to Calidi and did not apply a discount or other adjustment to companies with multiple assets currently in clinical trials. Please also revise your disclosure to discuss the limitations of relying on aggregated expected probabilities of success to evaluate a single company’s business and disclose whether Benchmark considered these limitations in calculating the range of enterprise values for Calidi.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 162 of the Amended Registration Statement.

Business of Calidi Biotherapeutics

Differentiated, Wholly-Owned Pipeline Targeting Multiple Cancer Indications, page 197

22. Comment: We note your inclusion of CLD-301 in your pipeline table. Please explain how this product candidate is sufficiently material to Calidi’s business to warrant inclusion in the pipeline table. Alternatively, please remove this candidate from your pipeline table.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 218 of the Amended Registration Statement.

Our Product Candidates, page 202

23. Comment: Please revise your disclosure in the first paragraph of this section to clarify if any oncolytic viral therapies and/or oncolytic adenoviral therapies have received marketing approvals to date.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 223 of the Amended Registration Statement.

Legal Proceedings, page 228

24. Comment: Please revise this section to describe the material details and current statuses of (i) the Lander v. Calidi Biotherapeutics, Inc. lawsuit and (ii) the terminated physician agreement matter referenced on page F-93.

Securities and Exchange Commission April 13, 2023 Page 8

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 249-250 of the Amended Registration Statement.

Executive Compensation

Agreements with Named Executive Officers, page 246

25. Comment: Please revise this section to disclose whether the Business Combination will qualify as an “institutional round of funding” that will cause the deferred annual base salaries of Mr. Camaisa and Ms. Pizarro to be paid. To the extent the Business Combination will cause these deferred amounts to be paid, please revise to quantify the payments to be made to Mr. Camaisa and Ms. Pizarro.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 266 of the Amended Registration Statement.

Financing, page 253

26. Comment: Please clarify which of the Convertible Notes, Term Notes Payable, Loans Payable and other forms of financing listed in this section will survive the Business Combination.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 275-278 of the Amended Registration Statement.

Settlement Arrangement, page 253

27. Comment: Please revise to clarify if the Business Combination will cause the entire unpaid settlement liability amount to become due and payable. Please also quantify the amount currently owed to the Former Executive pursuant to the Settlement Agreement.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on page 275 of the Amended Registration Statement.

Calidi Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 282

28. Comment: Please revise this section to quantify Calidi’s current amount of indebtedness and to disclose how much of this indebtedness is anticipated to be converted into shares of New Calidi Common Stock following the Business Combination.

Securities and Exchange Commission April 13, 2023 Page 9

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 300-301 of the Amended Registration Statement.

Description of Securities, page 295

29. Comment: Please revise this section to describe the material terms of the warrants of the combined company.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 316-321 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 310

30. Comment: Please identify in the footnotes to the table all natural persons who have voting and/or investment power over the shares held by:

•	Metric Finance Holdings I, LLC

•	Polar Asset Management Partners Inc.

•	Woodline Partners LP

•	Koch Industries, Inc.

•	Meteora.

Response: Pursuant to the Staff’s request, the Company has provided additional disclosure on pages 335-336 to reflect the Staff’s comment. The Company advises the Staff that, with respect to Polar Asset Management Partners Inc., Woodline Partners LP and Koch Industries, Inc. identified in the beneficial ownership table, the Company’s information is necessarily based on the Schedule 13Gs filed with the Commission. The Company advises the Staff that the Schedule 13Gs filed by Polar Asset Management Partners Inc., Woodline Partners LP and Koch Industries, Inc. do not disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by these entities. Further, with respect to Metric Finance Holdings I, LLC, which holds Company securities for the benefit of Guggenheim Capital, LLC, we have confirmed with representatives of Guggenheim Capital, LLC that there are no natural person or persons who exercise the voting and/or dispositive powers with respect to the Company securities owned by Metric Financial Holdings I, LLC or Guggenheim Capital, LLC within the meaning of Rule 13d-3 under the Exchange Act.

Securities and Exchange Commission April 13, 2023 Page 10

Experts, page 317

31. Comment: We note that on November 26, 2022, Calidi’s Audit Committee approved the engagement of Marcum LLP as Calidi’s independent registered public accounting firm for the year ending December 31, 2022. In connection with this change in accountants:

•

Please revise your disclosure to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date thereof, as required by Item 304(a)(1)(i) of Regulation S-K.

•

Obtain and file an Exhibit 16 letter from your former accountants stating whether the accountants agree with the statements regarding the change in accountant in your Form S-4. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on pages 339-340 of the Amended Registration Statement.

Exhibits

32. Comment: Please file the Material License Agreement dated October 14, 2021 with Northwestern that is referenced on page 210 as an exhibit to your registration statement. Alternatively, please tell us why this agreement is not required to be filed.

Response: In response to the Staff’s comment, the Material License Agreement dated October 14, 2021 will be filed as an exhibit to the Amended Registration Statement.

33. Comment: Please file the employment agreements with the named executive officers of the combined company as exhibits to your registration statement.

Response: In response to the Staff’s comment, the applicable employment agreements will be filed as exhibits to the Amended Registration Statement.

General

34. Comment: Please revise your proxy statement/prospectus to add a section discussing FLAG’s business.

Response: In response to the Staff’s comment, FLAG has revised its disclosure on beginning on pages 199-208 of the Amended Registration Statement.

Securities and Exchange Commission April 13, 2023 Page 11

35. Comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comment, FLAG respectfully advises the Staff that the Company’s sponsor, is not, is not controlled by, and does not have substantial ties with, a non-U.S. person.

36. Comment: We note that Guggenheim was the underwriter for the initial public offering of the SPAC and that it has waived its rights to receive any deferred underwriting fees in connection with the consummation of any business combination involving FLAG and Calidi. Please tell us, with a view to disclosure, whether you have received notice from any other financial institutions about ceasing involvement in your transaction and how that may impact your deal or any deferred compensation that may be owed to these institutions.

Response: In response to the Staff’s comment, FLAG respectfully advises the Staff that no other financial institutions are entitled to any deferred compensation in connection with the transaction.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission April 13, 2023 Page 12

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8702 or by e-mail at raymond.gietz@weil.com.

Sincerely yours,

/s/ Raymond O. Gietz
Raymond O. Gietz

cc:	Thomas A. Vecchiolla, Chairman and Chief Executive Officer, First Light Acquisition Group, Inc.

Corey Chivers, Esq., Weil, Gotshal & Manges LLP